EXHIBIT 99.1

Yamana Gold Provides Timing for Update on Feasibility Study and Development Decision on Wasamac Project; Announces Acquisition of Properties Adjoining the Company's Wasamac Project in Abitibi-Témiscamingue Region Which Represent Structural Extensions of Gold Mineralization and Add Significant Exploration Upside

TORONTO, June 14, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: AUY) (“Yamana” or “the Company”) is pleased to announce that it has agreed to acquire from Globex Mining Enterprises Inc. the Francoeur, Arntfield and Lac Fortune gold properties adjoining the Company’s Wasamac project as well as additional claims in the Beuchastel township to the east of the Wasamac project.

The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue Region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre western continuation of the Wasa shear — located immediately north of the prolific Cadillac Break — with mineralization similar to that at Wasamac. Data from the Globex properties and the adjoining Wasamac project will be consolidated, and exploration drilling is expected to begin during the second half of 2021 with the objective of adding mineral resources that could extend mine life or enhance production at the proposed Wasamac mine.

The Globex properties also cover several historical gold producers located along the shear zone and, notwithstanding past production, exploration will build on a historical drill database of 1,024 drill holes by drilling several high potential targets with significant gold intercepts located outside of the historically mined areas as well as extending known mineral resources. Wasamac, Francoeur and Arntfield have recorded past production of over 823,000 ounces of gold, including 508,642 ounces at Francoeur (2.60 million tonnes at 6.1 grams per tonne (“g/t”)); 252,923 ounces at Wasamac (1.89 million tonnes at 4.2 g/t); and 61,524 ounces at Arntfield (480,000 tonnes at 4.0 g/t).(1) The presence of significant mineralization and excellent exploration upside adjacent to a planned mine site underscores the potential to add significant value in the short term to the Wasamac project.

Pursuant to the terms of the Agreement, Yamana will pay an initial amount of C$4,000,000 on closing, which at the direction of Globex will be paid in shares, with the remaining payment of C$11,000,000 payable over four years in either cash or shares at the election of Globex. In addition, Globex will receive a 2% Gross Metal Royalty from Yamana, of which 0.5% may be bought back at any time by Yamana for C$1,500,000, following which the royalty would be reduced to a 1.5% Gross Metal Royalty.

The acquisition also includes certain other claims in Malartic township adjacent to the Camflo property which the Company previously acquired and has transferred to the Canadian Malartic General Partnership. These claims will be made available to the partnership also.

Closing of the Transaction is expected to take place on or about June 21, 2021, subject to usual closing conditions.

The Wasamac Underground Gold Project

Yamana’s Wasamac project is located in the Abitibi-Témiscamingue Region of Quebec, 100 kilometres from the Company’s 50%-owned Canadian Malartic mine. The project has existing proven and probable mineral reserves of 1.8 million ounces of gold (21.45 million tonnes at 2.56 g/t), measured and indicated mineral resources of 525,000 ounces (6.95 million tonnes at 2.35 g/t), and inferred mineral resources of 263,000 ounces (3.78 million tonnes at 2.17 g/t) supported by a previously completed Feasibility Study in 2018.

Following an in-depth review of the 2018 Feasibility Study, Yamana has identified opportunities to optimize the processing plant design, incorporate increased levels of automation in the underground mine, and optimize the materials handling system to increase the planned throughput rate to 7,000 tonnes per day. In addition, the processing plant and associated infrastructure have been designed at a nameplate capacity of 7,500 tonnes per day, representing further production upside. Additional metallurgical test work supports an optimized processing flow sheet, meaning that the higher throughput can be achieved with similar-sized equipment to the 2018 study. In the mine, the underground crusher and conveyor system requires significantly less capital development compared to the previous study.

The higher throughput rate supports the Company’s vision of Wasamac as a 170,000 to 200,000 ounce per year producer with all-in sustaining costs well below the Company’s average. The Company has also identified opportunities to convert additional mineral reserves at the same average gold grade to maintain an initial reserve life at the higher than Feasibility Study throughput and production levels referred to above of more than 10 years.  In addition, mineral resources exclusive of mineral reserves along with expansion potential at depth and in other areas of the original claims package support a strategic mine life of more than 15 years. This geological and exploration potential is significantly improved with the purchase of the Globex claims.

The details of a definitive update of the Feasibility Study are expected to be announced on or before the release of the Company’s second quarter production and financial results expected in late July, at which point a formal construction decision will be made for the Wasamac project. In this period of updating the Feasibility Study, the Company has also begun the permitting process and established an office and regional presence in Abitibi-Témiscamingue.

Qualified Persons
Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P.Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Transaction and anticipated timing of closing; the expectation that the Transaction will significantly add to the exploration upside of the Wasamac project; the expectation that drill exploration will be initiated during the second half of 2021; the timing of the Wasamac Feasibility Study and the expectation that the exploration work will lead to the addition of mineral resources that could extend mine life or enhance production at the proposed Wasamac mine. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management of each of the companies considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation, unforeseen impacts on cash flow, the timing and outcome of the planned exploration work,, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, fluctuating metal prices changes in mineral resources and mineral reserves, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, , unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, , environmental risks, , title disputes or claims, limitations on insurance coverage, labour disputes, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although all of the companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. None of the companies undertake any obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Transaction with Globex and the Company’s plans and expectations related thereto and may not be appropriate for other purposes.

(1) Historical production for the Francoeur and Arntfield mines is from the Francoeur NI 43-101 Technical Report published by Richmont Mines in August 2012; Historical production for the Wasamac mine is from the Wasamac NI 43-101 Technical Report published by Monarch Gold in December 2018. Both NI 43-101 Technical Reports are available on SEDAR at www.sedar.com.